Exhibit (a)(1)(F)

Form of Reminder E-mail — Dates may change if expiration date of Offer is extended

The AltiGen Communications, Inc. offer to exchange certain outstanding options for new options (referred to as the “Offer”) is still currently open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on September 1, 2009, unless we extend the Offer.

Participation in the Offer is completely voluntary. If you would like to participate in the Offer and have not already submitted an Election Form, you must submit a properly completed Election Form by facsimile or hand delivery on or before 9:00 p.m., Pacific Time on September 1, 2009 to:

HR Department
Attention: Tamika Massey-Evans
AltiGen Communications, Inc.
410 East Plumeria Drive
San Jose, CA 95134
Fax: (408) 597-9021

Only responses that are complete and actually received by our HR Department by the deadline will be accepted. Responses submitted by any other means, including e-mail, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Tamika Massey-Evans or Carolyn David by phone at (408) 597-9076 or (408) 597-9033, or by e-mail at benefits@altigen.com. If you have submitted an Election Form but would like to withdraw from the Offer, you may withdraw your election as to some or all of your Eligible Options by submitting a properly completed and signed Withdrawal Form by facsimile or hand delivery on or before 9:00 p.m., Pacific Time on September 1, 2009, to the address listed above.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the memorandum from Philip McDermott, our Chief Financial Officer, dated August 5, 2009, and (3) the Election Form and Withdrawal Forms, together with their associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov or by contacting Tamika Massey-Evans or Carolyn David by phone at (408) 597-9076 or (408) 597-9033, by e-mail at benefits@altigen.com, or by mail to either of their attention at AltiGen Communications, Inc., 410 East Plumeria Drive, San Jose, CA 95134.